

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2013

Via E-mail
Mr. Sidney D. Rosenblatt
Chief Financial Officer
Universal Display Corporation
375 Phillips Boulevard
Ewing, New Jersey 08618

>    **Re:    Universal Display Corporation**
>    **Form 10-K for the Fiscal Year Ended December 31, 2012**
>    **Filed February 27, 2013**
>    **File No.: 001-12031**

Dear Mr. Rosenblatt:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Index to Consolidated Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-11

-Revenue Recognition and Deferred Revenue, page F-15

1.    We note from page 37 that SDC is paying you a fixed license fee, payable in semi-annual installments over the agreement term and that you will recognize license fee revenue under this agreement as the installment payments become due and payable since you believe such payment amounts are not considered fixed and determinable for revenue recognition purposes until they become due and payable. Please tell us the U.S. GAAP you considered when determining how to account for license fees from SDC. Explain to us in more detail why you recognize revenue from SDC when the installments become

due and payable under your SDC licensing agreement and why you believe the amounts due from SDC are not fixed or determinable until they become due and payable. Please address your consideration of the guidance in SAB Topic 13, including paragraph A(4) thereof, in your response to this comment.

Note 13.  Commitments and Contingencies, page F-28

-Patent Related Challenges and Oppositions, page F-29

2.      We note your disclosures here regarding your patent related challenges and oppositions. You state that you do not believe that the "confirmation, loss or modification of [your] rights in any individual claim or set of claims that are the subject of the following legal proceedings would have a material impact on [your] material sales or licensing business." Please revise future filings to disclose your assessment of the expected materiality of all known loss contingencies on your financial statements as a whole, including your consolidated statement of operations.  Refer to the guidance in 450-20-50 of the FASB Accounting Standards Codification.

3.      Further to the above, we note your disclosures related to certain of the individual patent matters whereby you are experiencing challenges and oppositions.  It is unclear from your disclosure if you have accrued for any of these matters within your financial statements.  For instance, we note that the Japanese IP High Court upheld the decision of the JPO for Japan Patent No. 3992929.  Please tell us and revise your future filings to explain if you have accrued for any of the matters as of December 31, 2012 and the basis for your conclusions.  Refer to the guidance in 450-20 of the FASB Accounting Standards Codification.

Note 14.  Concentration of Risk, page F-32

4.      We see your disclosure of long-lived assets (net) by geographic area includes acquired technology.  Please tell us why you believe including intangibles in the referenced disclosures is consistent with the guidance at 280-10-55-23 of the FASB Accounting Standards Codification.  Revise these disclosures in future filings to comply with the referenced literature or tell us why you believe no revisions to your future disclosures are necessary.

Exhibits 31.1 and 31.2

5.      In future filings, please include the title of each individual beneath their signature on these certifications.  Refer to Item 601(b)(31) of Regulation S-K.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief